Exhibit 99.1

Thomson Reuters Reports Second-Quarter 2022 Results

TORONTO, August 4, 2022 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the second quarter ended June 30, 2022:

•	Strong revenue and sales growth continued in the second quarter
o	Total company revenue up 5% / organic revenue up 7%
•	Organic revenue up 7% for the “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals)
•	Raised full-year 2022 revenue guidance
o	Total company revenue forecast increased to approximately 6.0% from approximately 5.5%
o	“Big 3” segments revenue forecast increased to approximately 7.0% from approximately 6.5%
o	No other changes to full-year 2022 outlook, reaffirmed full-year 2023 outlook
•	Change Program on track—$369 million run-rate operating expense savings through June 30
•	Repurchased $394 million of company shares through July 31 under the $2 billion share buyback program announced on June 8, 2022

“The momentum that has been building in our businesses continued in the second quarter, with revenues again ahead of our expectations. Leading indicators remain healthy, and we have a resilient, highly recurring business serving growing industries. This positioning and a strong first half give us confidence we are on the right path to achieve our 2022 and 2023 targets,” said Steve Hasker, President and CEO of Thomson Reuters.

Mr. Hasker added, “Our businesses are benefitting from what we believe are multi-year tailwinds driven by a step change in the complexity of compliance in our legal, tax, and risk-related markets. Against this backdrop, we remain focused on investing in our businesses and effectively allocating capital as we work to translate our current momentum into sustainable long-term value creation.”

Consolidated Financial Highlights—Three Months Ended June 30

Three Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$1,614	$1,532	5%
Operating profit	$391	$316	24%
Diluted (loss) earnings per share (EPS)	$(0.24)	$2.15	n/m
Net cash provided by operating activities	$433	$462	-6%

Non-IFRS Financial Measures(1)
Revenues	$1,614	$1,532	5%	7%
Adjusted EBITDA	$561	$502	12%	11%
Adjusted EBITDA margin	34.7%	32.7%	200bp	110bp
Adjusted EPS	$0.60	$0.48	25%	23%
Free cash flow	$342	$379	-10%

(1)  In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Second-Quarter 2022 Results

Revenues increased 5%, driven by growth across four of the company’s five business segments. Foreign currency had a 2% negative impact on revenues.

o	Organic revenues increased 7%, driven by 7% growth in recurring revenues (80% of total revenues) as well as 13% growth in transactions revenues. Global Print revenues decreased 1% organically.
•	Transactions revenue growth was driven by Reuters News and Corporates. Reuters Events was a key contributor as it benefited from both timing shifts and the return to in-person events.
o	The company’s “Big 3” segments (Legal Professionals, Corporates and Tax & Accounting Professionals) reported organic revenue growth of 7% and collectively comprised 80% of total revenues.

Operating profit increased 24% as higher revenues more than offset higher costs, which included investments associated with the Change Program.

o

Adjusted EBITDA increased 12% due to the same factors as operating profit. The related margin increased to 34.7% from 32.7% in the prior-year period, of which foreign currency contributed 90bp. Investments in the Change Program negatively impacted the second quarter of 2022 adjusted EBITDA margin by 190bp.

Diluted (loss) per share of $(0.24) included a significant reduction in the value of the company’s investment in London Stock Exchange Group (LSEG). Diluted earnings per share of $2.15 in the prior-year period included a significant increase in the value of the company’s investment in LSEG.

o

Adjusted EPS, which excludes the change in value of the company’s LSEG investment, and other adjustments, increased to $0.60 per share from $0.48 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities decreased $29 million as higher payments associated with the Change Program as well as higher tax payments more than offset the cash benefits from higher operating profit.

o	Free cash flow decreased $37 million due to lower cash flows from operating activities and higher capital expenditures primarily associated with the Change Program.

Thomson Reuters Reports Second-Quarter 2022 Results

Highlights by Customer Segment—Three Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	June 30,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$700	$673	4%	6%	6%
Corporates	373	346	8%	9%	9%
Tax & Accounting Professionals	217	199	9%	10%	9%

“Big 3” Segments Combined(1)	1,290	1,218	6%	7%	7%
Reuters News	188	173	9%	12%	12%
Global Print	142	147	-3%	-1%	-1%
Eliminations/Rounding	(6)	(6)

Revenues	$1,614	$1,532	5%	7%	7%

Adjusted EBITDA(1)
Legal Professionals	$304	$285	7%	8%
Corporates	139	128	9%	8%
Tax & Accounting Professionals	81	74	12%	11%

“Big 3” Segments Combined(1)	524	487	8%	8%
Reuters News	44	35	26%	19%
Global Print	50	56	-9%	-8%
Corporate costs	(57)	(76)	n/a	n/a

Adjusted EBITDA	$561	$502	12%	11%

Adjusted EBITDA Margin(1)
Legal Professionals	43.4%	42.3%	110bp	80bp
Corporates	37.4%	37.0%	40bp	-20bp
Tax & Accounting Professionals	37.4%	36.5%	90bp	30bp
“Big 3” Segments Combined(1)	40.7%	39.9%	80bp	40bp
Reuters News	23.3%	20.2%	310bp	110bp
Global Print	35.4%	37.9%	-250bp	-250bp
Adjusted EBITDA margin	34.7%	32.7%	200bp	110bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Unless otherwise noted, all revenue growth comparisons by customer segment in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Thomson Reuters Reports Second-Quarter 2022 Results

Legal Professionals

Revenues increased 6% (all organic) to $700 million.

o	Recurring revenues grew 6% (94% of total, 7% organic), primarily due to strong performances from Westlaw, Practical Law, FindLaw and the Government business.
o	Transactions revenues decreased 3% (6% of total, decreased 1% organic).

Adjusted EBITDA increased 7% to $304 million.

o	The margin increased to 43.4% from 42.3%, primarily due to higher revenues and Change Program savings.

Corporates

Revenues increased 9% (all organic) to $373 million. Revenues benefited from transactional revenue strength that we do not expect to recur at the same level in the second half of this year as the second-quarter performance was seasonal in nature.

o	Recurring revenues grew 9% (86% of total, all organic), driven by CLEAR, Practical Law and Indirect Tax.
o	Transactions revenues grew 8% (14% of total, all organic), driven by Trust, Confirmation as well as the company’s businesses in Latin America and Asia & Emerging Markets.

Adjusted EBITDA increased 9% to $139 million.

o	The margin increased to 37.4% from 37.0%, as higher revenues more than offset higher expenses.

Tax & Accounting Professionals

Revenues increased 10% (9% organic) to $217 million.

o	Recurring revenues grew 11% (77% of total, all organic), driven by strong growth from Ultra Tax, audit products and the segment’s Latin America business.
o	Transactions revenues increased 5% (23% of total, all organic), primarily driven by Confirmation.

Adjusted EBITDA increased 12% to $81 million.

o	The margin increased to 37.4% from 36.5%, primarily due to higher revenues and Change Program savings.

The Tax & Accounting Professionals segment is the company’s most seasonal business with approximately 60% of full-year revenues typically generated in the first and fourth quarters. As a result, the margin performance of this segment has been generally higher in the first and fourth quarters as costs are typically incurred in a more linear fashion throughout the year.

Thomson Reuters Reports Second-Quarter 2022 Results

Reuters News

Revenues of $188 million increased 12% (all organic), primarily driven by the Professional business and the flow-through of the annual increase in the company’s news agreement with the Refinitiv business of LSEG. The Professional business benefited from timing shifts in Reuters Events as more events were hosted in the second quarter of this year rather than the second half, which is a return to the pre-COVID cadence. The Reuters Events business also benefited from a return to in-person events from primarily virtual events last year.

Adjusted EBITDA increased 26% to $44 million, primarily due to higher revenues.

Global Print

Revenues decreased 1% (all organic), which was better than the decline the company expected due to higher third-party revenues for printing services and the timing of new sales.

Adjusted EBITDA decreased 9% to $50 million.

o	The margin decreased to 35.4% from 37.9% due to the decrease in revenues and the dilutive effect of third-party print revenue.

Corporate Costs

Corporate costs at the adjusted EBITDA level were $57 million and included $30 million of Change Program costs. Corporate costs were $76 million in the prior-year period and included $41 million of Change Program costs. Additional information regarding the Change Program is provided below.

Consolidated Financial Highlights—Six Months Ended June 30

Six Months Ended June 30, (Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
	2022	2021	Change	Change at Constant Currency
IFRS Financial Measures(1)
Revenues	$3,288	$3,112	6%
Operating profit	$805	$703	15%
Diluted EPS	$1.83	$12.28	n/m
Net cash provided by operating activities	$708	$842	-16%

Non-IFRS Financial Measures(1)
Revenues	$3,288	$3,112	6%	7%
Adjusted EBITDA	$1,161	$1,060	10%	9%
Adjusted EBITDA margin	35.3%	34.1%	120bp	70bp
Adjusted EPS	$1.26	$1.06	19%	17%
Free cash flow	$428	$618	-31%

(1)  In addition to results reported in accordance with IFRS, the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures, including how they are defined and reconciled to the most directly comparable IFRS measures.

n/m: not meaningful

Thomson Reuters Reports Second-Quarter 2022 Results

Revenues increased 6%, driven by growth across four of the company’s five business segments. Foreign currency had a 1% negative impact on revenues.

o	Organic revenues increased 7%, driven by 7% growth in recurring revenues (79% of total revenues) as well as 10% growth in transactions revenues. Global Print revenues decreased 1% organically.
•

Transactions revenue growth was driven by Reuters News, Corporates and Tax & Accounting Professionals. Reuters Events was a key contributor as it benefited from both timing shifts and the return to in-person events.

o	The company’s “Big 3” segments reported organic revenue growth of 7% and collectively comprised 81% of total revenues.

Operating profit increased 15% as higher revenues more than offset higher costs, which included investments associated with the company’s Change Program.

o

Adjusted EBITDA increased 10% reflecting the same factors that impacted operating profit. The related margin increased to 35.3% from 34.1% in the prior-year period, of which foreign currency contributed 50bp. Investments associated with the Change Program negatively impacted the adjusted EBITDA margin by 190bp in the six months of 2022.

Diluted EPS was $1.83 per share compared to $12.28 per share in the prior-year period. The prior-year period included a gain of approximately $8.1 billion on the sale of Refinitiv to LSEG.

o

Adjusted EPS, which excludes the gain on the sale of Refinitiv, as well as other adjustments, increased to $1.26 per share from $1.06 per share in the prior-year period, primarily due to higher adjusted EBITDA.

Net cash provided by operating activities decreased $134 million due to higher payments associated with the Change Program, higher tax payments and higher annual incentive plan bonuses.

o	Free cash flow decreased $190 million due to lower cash flows from operating activities and higher capital expenditures, primarily associated with the Change Program.

Thomson Reuters Reports Second-Quarter 2022 Results

Highlights by Customer Segment—Six Months Ended June 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Six Months Ended
	June 30,		Change
	2022	2021(2)	Total	Constant Currency(1)	Organic(1)(3)

Revenues
Legal Professionals	$1,398	$1,341	4%	5%	6%
Corporates	784	728	8%	9%	8%
Tax & Accounting Professionals	470	426	10%	10%	10%

“Big 3” Segments Combined(1)	2,652	2,495	6%	7%	7%
Reuters News	364	338	8%	11%	11%
Global Print	284	290	-2%	-1%	-1%
Eliminations/Rounding	(12)	(11)

Revenues	$3,288	$3,112	6%	7%	7%

Adjusted EBITDA(1)
Legal Professionals	$609	$564	8%	9%
Corporates	296	273	8%	8%
Tax & Accounting Professionals	203	173	18%	17%

“Big 3” Segments Combined(1)	1,108	1,010	10%	10%
Reuters News	81	63	28%	21%
Global Print	103	113	-9%	-8%
Corporate costs	(131)	(126)	n/a	n/a

Adjusted EBITDA	$1,161	$1,060	10%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	43.6%	42.1%	150bp	140bp
Corporates	37.8%	37.5%	30bp	-20bp
Tax & Accounting Professionals	43.2%	40.4%	280bp	240bp
“Big 3” Segments Combined(1)	41.8%	40.5%	130bp	110bp
Reuters News	22.2%	18.7%	350bp	180bp
Global Print	36.2%	38.9%	-270bp	-270bp
Adjusted EBITDA margin	35.3%	34.1%	120bp	70bp

(1)  See the “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

(2)  For comparative purposes, 2021 segment results have been revised to reflect the current period presentation. For additional information, see the “Revision to Prior-Year Segment Results” section of this news release.

(3)  Computed for revenue growth only.

n/a:  not applicable

Change Program

In February 2021, the company announced a two-year Change Program to transition from a holding company to an operating company, and from a content provider to a content-driven technology company. The company is 18 months into the program, which is expected to be largely complete by the end of 2022. The program is projected to require an investment of approximately $600 million during that time of which $424 million has been invested as of June 30, 2022. The company continues to anticipate that Change Program spending will be approximately 60% operating expenses and 40% capital expenditures.

Thomson Reuters Reports Second-Quarter 2022 Results

2022 and 2023 Outlook

The company’s updated outlook for 2022 and reaffirmed outlook for 2023 (which is reflected in the table below) incorporates the forecasted impacts associated with the Change Program, assumes constant currency rates, and excludes the impact of any future acquisitions or dispositions that may occur during those periods. Thomson Reuters believes that this type of guidance provides useful insight into the performance of its businesses.

The company expects its third-quarter 2022 revenue growth to be approximately 50bp to 100bp below its full-year 2022 outlook target. The company also expects its fourth-quarter 2022 revenue growth to be higher than the third-quarter 2022 revenue growth. The company expects full-year 2022 recurring revenue growth to be 7%.

The company’s third-quarter 2022 adjusted EBITDA margin is expected to be approximately 300bp below its second-quarter 2022 adjusted EBITDA margin. The fourth-quarter 2022 is expected to have the highest quarterly adjusted EBITDA margin of the year.

While the company’s second-quarter 2022 performance provides it with increasing confidence about its outlook, the global economy recently has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook.

Thomson Reuters Reports Second-Quarter 2022 Results

Updated Full-Year 2022 Outlook

Total Thomson Reuters	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22	FY 2022 Outlook 8/4/22

Total Revenue Growth	4.0% - 5.0%	~ 5%	~ 5.5%	~ 6.0%

Organic Revenue Growth(1)	4.0% - 5.0%	~ 5%	~ 5.5%	~ 6.0%

Adjusted EBITDA Margin(1)	34% - 35%	~ 35%	Unchanged	Unchanged

Corporate Costs Core Corporate Costs Change Program Opex	$245 - $280 million $120 - $130 million $125 - $150 million	$280 - $330 million Unchanged $160 - $200 million	Unchanged Unchanged Unchanged	Unchanged Unchanged Unchanged

Free Cash Flow(1)	$1.2 - $1.3 billion	~ $1.3 billion	Unchanged	Unchanged

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	7.5% - 8.0% $75 - $100 million	Unchanged $100 - $140 million	Unchanged Unchanged	Unchanged Unchanged

Depreciation & Amortization of Computer Software	$620 - $645 million	Unchanged	Unchanged	Unchanged

Interest Expense (P&L)	$190 - $210 million	Unchanged	Unchanged	Unchanged

Effective Tax Rate on Adjusted Earnings(1)	n/a	19% - 21%	Unchanged	Unchanged

“Big 3” Segments(1)	FY 2022 Outlook 2/23/21	FY 2022 Outlook 2/8/22	FY 2022 Outlook 5/3/22	FY 2022 Outlook 8/4/22

Total Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%	~ 7.0%

Organic Revenue Growth	5.5% - 6.5%	6.0% - 6.5%	~ 6.5%	~ 7.0%

Adjusted EBITDA Margin	41% - 42%	~ 42%	Unchanged	Unchanged

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

Thomson Reuters Reports Second-Quarter 2022 Results

Reported Full-Year 2021 and Updated Full-Year 2022 – 2023 Outlook

Total Thomson Reuters	FY 2021 Reported	FY 2022 Outlook Updated	FY 2023 Outlook Reaffirmed

Total Revenue Growth	6.1%	~ 6.0%	5.5% - 6.0%

Organic Revenue Growth(1)	5.2%	~ 6.0%	5.5% - 6.0%

Adjusted EBITDA Margin(1)	31.0%	~ 35%	39% - 40%

Corporate Costs Core Corporate Costs Change Program Opex	$325 million $142 million $183 million	$280 - $330 million $120 - $130 million $160 - $200 million	$110 - $120 million $110 - $120 million $0

Free Cash Flow(1)	$1.3 billion	~ $1.3 billion	$1.9 – $2.0 billion

Accrued Capex as % of Revenue(1) Change Program Accrued Capex	8.5% $112 million	7.5% - 8.0% $100 - $140 million	6.0% - 6.5% $0

Depreciation & Amortization of Computer Software	$651 million	$620 - $645 million	$580 - $605 million

Interest Expense (P&L)	$196 million	$190 - $210 million	$190 - $210 million

Effective Tax Rate on Adjusted Earnings(1)	13.9%	19% - 21%	n/a

“Big 3” Segments(1)	FY 2021 Reported	FY 2022 Outlook Updated	FY 2023 Outlook Reaffirmed

Total Revenue Growth	6.9%	~ 7.0%	6.5% - 7.0%

Organic Revenue Growth	6.2%	~ 7.0%	6.5% - 7.0%

Adjusted EBITDA Margin	38.8%	~ 42%	44% – 45%

(1)	Non-IFRS financial measures. See the “Non-IFRS Financial Measures” section below as well as the tables and footnotes appended to this news release for more information.

The information in this section is forward-looking. Actual results, which will include the impact of currency and future acquisitions and dispositions completed during 2022 and 2023, may differ materially from the company’s outlook. The information in this section should also be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Risks and Material Assumptions.”

Thomson Reuters Reports Second-Quarter 2022 Results

Share Repurchases—Update on $2.0 Billion Buyback Program

In June 2022, Thomson Reuters announced that it plans to buy back up to $2.0 billion of its common shares.

From June 2022 through July 31, 2022, the company repurchased approximately 3.8 million of its common shares under the new buyback program, for a total spend of $394 million. As of July 31, 2022, Thomson Reuters had approximately 483.5 million common shares outstanding.

Dividends

In February 2022, the company announced a 10% or $0.16 per share annualized increase in the dividend to $1.78 per common share, representing the 29th consecutive year of dividend increases. A quarterly dividend of $0.445 per share is payable on September 15, 2022, to common shareholders of record as of August 18, 2022.

LSEG Ownership Interest

In January 2021, Thomson Reuters and private equity funds affiliated with Blackstone sold Refinitiv to LSEG in an all-share transaction. Thomson Reuters indirectly owns LSEG shares through an entity that it jointly owns with Blackstone’s consortium and a group of current LSEG and former Refinitiv senior management.

As of July 31, 2022, Thomson Reuters indirectly owned approximately 72.4 million LSEG shares which had a market value of approximately $7.1 billion based on LSEG’s closing share price on that day. The company received $62 million of dividends from its LSEG investment in June 2022.

Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, which include ratios that incorporate one or more non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the customer segment level), free cash flow, adjusted EPS and the effective tax rate on adjusted EPS, accrued capital expenditures expressed as a percentage of revenues, selected measures excluding the impact of foreign currency, changes in revenues computed on an organic basis as well as all financial measures for the “Big 3” segments. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position as well as for internal planning purposes and the company’s business outlook. Additionally, Thomson Reuters uses non-IFRS measures as the basis for management incentive programs. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables.

The company’s outlook contains various non-IFRS financial measures. The company believes that providing reconciliations of forward-looking non-IFRS financial measures in its outlook would be potentially misleading and not practical due to the difficulty of projecting items that are not reflective of ongoing operations in any future period. The magnitude of these items may be significant. Consequently, for outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most directly comparable IFRS measures because it cannot predict, with reasonable certainty, the 2022 and 2023 impacts of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, and (ii) other finance income or expense related to intercompany financing arrangements and foreign exchange contracts. Additionally, the company cannot reasonably predict (i) its share of post-tax earnings or losses in equity method investments, which is subject to changes in the stock price of LSEG or (ii) the occurrence or amount of other operating gains and losses that generally arise from business transactions that the company does not currently anticipate.

Thomson Reuters Reports Second-Quarter 2022 Results

ROUNDING

Other than EPS, the company reports its results in millions of U.S. dollars, but computes percentage changes and margins using whole dollars to be more precise. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

REVISION TO PRIOR-YEAR SEGMENT RESULTS

In the first quarter of 2022, the company made two changes to its segment reporting to reflect how it currently manages its businesses. The changes (i) reflect the transfer of certain revenues from its Corporates business to its Tax & Accounting Professionals business where they are better aligned; and (ii) record intercompany revenue in Reuters News for content-related services that it provides to Legal Professionals, Corporates and Tax & Accounting Professionals. Previously, these services had been reported as a transfer of expense from Reuters News to these businesses. These changes impact the financial results of the company’s segments, but do not change the company’s consolidated financial results. The table below summarizes the changes for the three and six months ended June 30, 2021.

	Three Months Ended June 30, 2021			Six Months Ended June 30, 2021
(millions of U.S. dollars)	As Reported	Adjustments	As Revised	As Reported	Adjustments	As Revised
Revenues
Legal Professionals	$673	—	$673	$1,341	—	$1,341
Corporates	348	$(2)	346	732	$(4)	728
Tax & Accounting Professionals	197	2	199	422	4	426

“Big 3” Segments Combined(1)	1,218	—	1,218	2,495	—	2,495
Reuters News	168	5	173	328	10	338
Global Print	147	—	147	290	—	290
Eliminations/Rounding	(1)	(5)	(6)	(1)	(10)	(11)

Revenues	$1,532	—	$1,532	$3,112	—	$3,112

Adjusted EBITDA(1)
Legal Professionals	$285	—	$285	$564	—	$564
Corporates	130	$(2)	128	276	$(3)	273
Tax & Accounting Professionals	72	2	74	170	3	173

“Big 3” Segments Combined(1)	487	—	487	1,010	—	1,010
Reuters News	35	—	35	63	—	63
Global Print	56	—	56	113	—	113
Corporate costs	(76)	—	(76)	(126)	—	(126)

Adjusted EBITDA	$502	—	$502	$1,060	—	$1,060

(1) See “Non-IFRS Financial Measures” section and the tables appended to this news release for additional information on these and other non-IFRS financial measures.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release, including, but not limited to, statements in Mr. Hasker’s comments and the “Change Program,” “2022 and 2023 Outlook” and “LSEG Ownership Interest” sections, are forward-looking. The words “will”, “expect”, “believe”, “target”, “estimate”, “could”, “should”, “intend”, “predict”, “project” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond the company’s control and the effects of them can be difficult to predict.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, those discussed on pages 17-30 in the “Risk Factors” section of the company’s 2021 annual report. These and other risk factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and

Thomson Reuters Reports Second-Quarter 2022 Results

Exchange Commission (SEC). Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of tr.com.

The company’s business outlook is based on information currently available to the company and is based on various external and internal assumptions made by the company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Material assumptions and material risks may cause actual performance to differ from the company’s expectations underlying its business outlook. In particular, during the last quarter the global economy has experienced substantial disruption due to concerns regarding economic effects associated with the macroeconomic backdrop and ongoing geopolitical risks. Any worsening of the global economic or business environment could impact the company’s ability to achieve its outlook and affect its results and other expectations. For a discussion of material assumptions and material risks related to the company’s 2022 and 2023 outlook, please see pages 19-20 of the company’s first-quarter management’s discussion and analysis (MD&A) for the period ended March 31, 2022. Material assumptions and material risks related to the company’s outlook will also be included in the company’s second-quarter management’s discussion and analysis for the period ended June 30, 2022, which is expected to be filed shortly. The company’s quarterly MD&A and annual report are filed with, or furnished to, the Canadian securities regulatory authorities and the U.S. SEC and are also available in the “Investor Relations” section of tr.com.

The company has provided an outlook for the purpose of presenting information about current expectations for the periods presented. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release.

Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com

Thomson Reuters will webcast a discussion of its second-quarter 2022 results and its business outlook today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting ir.tr.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021
CONTINUING OPERATIONS
Revenues	$1,614	$1,532	$3,288	$3,112
Operating expenses	(1,041)	(1,036)	(2,122)	(2,054)
Depreciation	(38)	(42)	(76)	(88)
Amortization of computer software	(121)	(122)	(235)	(237)
Amortization of other identifiable intangible assets	(25)	(30)	(51)	(61)
Other operating gains, net	2	14	1	31

Operating profit	391	316	805	703
Finance costs, net:
Net interest expense	(49)	(49)	(97)	(100)
Other finance income (costs)	320	2	414	(4)

Income before tax and equity method investments	662	269	1,122	599
Share of post-tax (losses) earnings in equity method investments	(825)	1,092	(27)	7,389
Tax benefit (expense)	92	(289)	(148)	(1,883)

(Loss) earnings from continuing operations	(71)	1,072	947	6,105
Loss from discontinued operations, net of tax	(44)	(4)	(55)	(1)

Net (loss) earnings	$(115)	$1,068	$892	$6,104

(Loss) earnings attributable to common shareholders	$(115)	$1,068	$892	$6,104
(Loss) earnings per share:
Basic (loss) earnings per share:
From continuing operations	$(0.15)	$2.16	$1.94	$12.31
From discontinued operations	(0.09)	(0.01)	(0.11)	(0.01)

Basic (loss) earnings per share	$(0.24)	$2.15	$1.83	$12.30

Diluted (loss) earnings per share:
From continuing operations	$(0.15)	$2.16	$1.94	$12.28
From discontinued operations	(0.09)	(0.01)	(0.11)	—

Diluted (loss) earnings per share	$(0.24)	$2.15	$1.83	$12.28

Basic weighted-average common shares	487,171,400	496,098,238	486,929,681	496,016,467

Diluted weighted-average common shares	487,171,400	497,259,072	487,713,813	497,109,791

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	June 30, 2022	December 31, 2021(1)
Assets
Cash and cash equivalents	$461	$778
Trade and other receivables	984	1,057
Other financial assets	175	108
Prepaid expenses and other current assets	416	462

Current assets excluding assets held for sale	2,036	2,405
Assets held for sale	207	48

Current assets	2,243	2,453
Property and equipment, net	446	502
Computer software, net	861	822
Other identifiable intangible assets, net	3,276	3,331
Goodwill	5,913	5,940
Equity method investments	6,672	6,736
Other non-current assets	1,256	1,226
Deferred tax	1,132	1,139

Total assets	$21,799	$22,149

Liabilities and equity
Liabilities
Current indebtedness	$50	—
Payables, accruals and provisions	953	$1,326
Current tax liabilities	196	169
Deferred revenue	877	874
Other financial liabilities	504	175

Current liabilities excluding liabilities associated with assets held for sale	2,580	2,544
Liabilities associated with assets held for sale	149	37

Current liabilities	2,729	2,581
Long-term indebtedness	3,766	3,786
Provisions and other non-current liabilities	959	943
Deferred tax	992	1,005

Total liabilities	8,446	8,315

Equity
Capital	5,475	5,496
Retained earnings	8,966	9,149
Accumulated other comprehensive loss	(1,088)	(811)

Total equity	13,353	13,834

Total liabilities and equity	$21,799	$22,149

(1)	Prior-year period amounts have been reclassified to reflect the current period presentation.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Cash provided by (used in):
Operating activities
(Loss) earnings from continuing operations	$(71)	$1,072	$947	$6,105
Adjustments for:
Depreciation	38	42	76	88
Amortization of computer software	121	122	235	237
Amortization of other identifiable intangible assets	25	30	51	61
Share of post-tax losses (earnings) in equity method investments	825	(1,092)	27	(7,389)
Deferred tax	(183)	249	(17)	923
Other	(285)	33	(324)	63
Changes in working capital and other items	(25)	15	(216)	800

Operating cash flows from continuing operations	445	471	779	888
Operating cash flows from discontinued operations	(12)	(9)	(71)	(46)

Net cash provided by operating activities	433	462	708	842

Investing activities
Acquisitions, net of cash acquired	(163)	—	(171)	(3)
Proceeds from disposals of businesses and investments	—	10	—	15
Dividend from sale of LSEG shares	—	—	—	994
Capital expenditures	(137)	(113)	(308)	(233)
Other investing activities	62	52	62	53
Taxes paid on sale of Refinitiv and LSEG shares	—	(438)	—	(444)

Investing cash flows from continuing operations	(238)	(489)	(417)	382
Investing cash flows from discontinued operations	(16)	—	(16)	(42)

Net cash (used in) provided by investing activities	(254)	(489)	(433)	340

Financing activities
Net borrowings under short-term loan facilities	50	—	50	—
Payments of lease principal	(16)	(22)	(33)	(43)
Repurchases of common shares	(194)	—	(194)	(200)
Dividends paid on preference shares	—	—	(1)	(1)
Dividends paid on common shares	(210)	(194)	(419)	(388)
Other financing activities	2	—	9	5

Net cash used in financing activities	(368)	(216)	(588)	(627)

Translation adjustments	(4)	1	(4)	—

(Decrease) increase in cash and cash equivalents	(193)	(242)	(317)	555
Cash and cash equivalents at beginning of period	654	2,584	778	1,787

Cash and cash equivalents at end of period	$461	$2,342	$461	$2,342

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of (Loss) Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31, 2021
	2022	2021	2022	2021
(Loss) earnings from continuing operations	$(71)	$1,072	$947	$6,105	$5,687
Adjustments to remove:
Tax (benefit) expense	(92)	289	148	1,883	1,607
Other finance (income) costs	(320)	(2)	(414)	4	(8)
Net interest expense	49	49	97	100	196
Amortization of other identifiable intangible assets	25	30	51	61	119
Amortization of computer software	121	122	235	237	474
Depreciation	38	42	76	88	177

EBITDA	$(250)	$1,602	$1,140	$8,478	$8,252
Adjustments to remove:
Share of post-tax losses (earnings) in equity method investments	825	(1,092)	27	(7,389)	(6,240)
Other operating gains, net	(2)	(14)	(1)	(31)	(34)
Fair value adjustments*	(12)	6	(5)	2	(8)

Adjusted EBITDA(1)	$561	$502	$1,161	$1,060	$1,970

Adjusted EBITDA margin(1)	34.7%	32.7%	35.3%	34.1%	31.0%

*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

Thomson Reuters Corporation

Reconciliation of Net Cash Provided By Operating Activities to Free Cash Flow(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31, 2021
	2022	2021	2022	2021
Net cash provided by operating activities	$433	$462	$708	$842	$1,773
Capital expenditures	(137)	(113)	(308)	(233)	(487)
Other investing activities	62	52	62	53	81
Payments of lease principal	(16)	(22)	(33)	(43)	(109)
Dividends paid on preference shares	—	—	(1)	(1)	(2)

Free cash flow(1)	$342	$379	$428	$618	$1,256

					Year Ended December 31, 2021

Capital expenditures					$487
Remove: IFRS adjustment to cash basis					54

Accrued capital expenditures(1)					$541

Accrued capital expenditures as a percentage of revenues(1)					8.5%

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Net (Loss) Earnings to Adjusted Earnings(1)

Reconciliation of Total Change in Adjusted EPS to Change in Constant Currency(1)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,		Year Ended December 31, 2021
	2022	2021	2022	2021
Net (loss) earnings	$(115)	$1,068	$892	$6,104	$5,689
Adjustments to remove:
Fair value adjustments*	(12)	6	(5)	2	(8)
Amortization of other identifiable intangible assets	25	30	51	61	119
Other operating gains, net	(2)	(14)	(1)	(31)	(34)
Other finance (income) costs	(320)	(2)	(414)	4	(8)
Share of post-tax losses (earnings) in equity method investments	825	(1,092)	27	(7,389)	(6,240)
Tax on above items(1)	(155)	255	51	1,790	1,475
Tax items impacting comparability(1)	(1)	(12)	(45)	(11)	(24)
Loss (earnings) from discontinued operations, net of tax	44	4	55	1	(2)
Interim period effective tax rate normalization(1)	2	(3)	3	(2)	—
Dividends declared on preference shares	—	—	(1)	(1)	(2)

Adjusted earnings(1)	$291	$240	$613	$528	$965

Adjusted EPS(1)	$0.60	$0.48	$1.26	$1.06	n/a

Total change	25%		19%
Foreign currency	2%		2%
Constant currency	23%		17%
Diluted weighted-average common shares (millions)**	487.9	497.3	487.7	497.1	n/a

					Year-ended December 31, 2021

Adjusted earnings					$965
Plus: Dividends declared on preference shares					2
Plus: Tax expense on adjusted earnings					156

Pre-Tax Adjusted earnings					$1,123

IFRS Tax expense					$1,607

Remove tax related to:
Amortization of other identifiable intangible assets					26
Share of post-tax earnings in equity method investments					(1,497)
Other operating gains, net					(9)
Other items					5

Subtotal - Tax on pre-tax items removed from adjusted earnings					(1,475)
Remove: Tax items impacting comparability					24

Total: Remove all items above impacting comparability					(1,451)

Tax expense on adjusted earnings					$156

Effective tax rate on adjusted earnings					13.9%

n/a:	not applicable
*

Fair value adjustments, a component of operating expenses, primarily represent gains or losses on intercompany balances that arise in the ordinary course of business due to changes in foreign currency exchange rates.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.

Thomson Reuters Reports Second-Quarter 2022 Results

**

Because Thomson Reuters reported a net loss for continuing operations under IFRS for the three months ended June 30, 2022, the weighted-average number of common shares used for basic and diluted loss per share is the same for all per-share calculations in the period, as the effect of stock options and other equity incentive awards would reduce the loss per share, and therefore be anti-dilutive. Since the company’s non-IFRS measure “adjusted earnings” is a profit, potential common shares are included, as they lower adjusted EPS and are therefore dilutive.

The following table reconciles IFRS and non-IFRS common share information:

(weighted-average common shares)	Three Months Ended June 30, 2022
IFRS: Basic and Diluted	487,171,400
Effect of stock options and other equity incentive awards	772,342

Non-IFRS Diluted	487,943,742

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$700	$673	4%	-2%	6%	-1%	6%
Corporates	373	346	8%	-1%	9%	0%	9%
Tax & Accounting Professionals	217	199	9%	0%	10%	0%	9%

“Big 3” Segments Combined(1)	1,290	1,218	6%	-1%	7%	0%	7%
Reuters News	188	173	9%	-4%	12%	0%	12%
Global Print	142	147	-3%	-2%	-1%	0%	-1%
Eliminations/Rounding	(6)	(6)

Revenues	$1,614	$1,532	5%	-2%	7%	0%	7%

Recurring Revenues
Legal Professionals	$656	$626	5%	-1%	6%	0%	7%
Corporates	322	298	8%	-1%	9%	0%	9%
Tax & Accounting Professionals	167	152	10%	-1%	11%	0%	11%

“Big 3” Segments Combined(1)	1,145	1,076	6%	-1%	8%	0%	8%
Reuters News	152	149	1%	-3%	4%	0%	4%
Eliminations/Rounding	(6)	(6)

Total Recurring Revenues	$1,291	$1,219	6%	-2%	7%	0%	7%

Transactions Revenues
Legal Professionals	$44	$47	-6%	-3%	-3%	-3%	-1%
Corporates	51	48	6%	-2%	8%	0%	8%
Tax & Accounting Professionals	50	47	6%	0%	5%	0%	5%

“Big 3” Segments Combined(1)	145	142	2%	-2%	3%	-1%	4%
Reuters News	36	24	56%	-8%	63%	0%	63%

Total Transactions Revenues	$181	$166	9%	-2%	12%	-1%	13%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Revenues to Changes in Revenues on a Constant Currency(1) and Organic Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2022	2021(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$1,398	$1,341	4%	-1%	5%	0%	6%
Corporates	784	728	8%	-1%	9%	0%	8%
Tax & Accounting Professionals	470	426	10%	0%	10%	0%	10%

“Big 3” Segments Combined(1)	2,652	2,495	6%	-1%	7%	0%	7%
Reuters News	364	338	8%	-3%	11%	0%	11%
Global Print	284	290	-2%	-1%	-1%	0%	-1%
Eliminations/Rounding	(12)	(11)

Revenues	$3,288	$3,112	6%	-1%	7%	0%	7%

Recurring Revenues
Legal Professionals	$1,309	$1,247	5%	-1%	6%	0%	6%
Corporates	638	591	8%	-1%	9%	0%	9%
Tax & Accounting Professionals	349	314	11%	0%	11%	0%	11%

“Big 3” Segments Combined(1)	2,296	2,152	7%	-1%	8%	0%	8%
Reuters News	307	298	3%	-2%	5%	0%	5%
Eliminations/Rounding	(12)	(11)

Total Recurring Revenues	$2,591	$2,439	6%	-1%	7%	0%	7%

Transactions Revenues
Legal Professionals	$89	$94	-5%	-2%	-3%	-2%	-1%
Corporates	146	137	7%	-1%	8%	0%	8%
Tax & Accounting Professionals	121	112	8%	0%	8%	0%	8%

“Big 3” Segments Combined(1)	356	343	4%	-1%	5%	-1%	5%
Reuters News	57	40	44%	-7%	50%	0%	50%

Total Transactions Revenues	$413	$383	8%	-1%	9%	-1%	10%

	Year Ended
	December 31,		Change
	2021(2)	2020(2)	Total	Foreign Currency	SUBTOTAL Constant Currency	Acquisitions/ (Divestitures)	Organic
Total Revenues
Legal Professionals	$2,712	$2,535	7%	1%	6%	0%	6%
Corporates	1,440	1,361	6%	1%	5%	0%	5%
Tax & Accounting Professionals	915	842	9%	0%	9%	0%	9%

“Big 3” Segments Combined(1)	5,067	4,738	7%	1%	6%	0%	6%
Reuters News	694	645	8%	1%	7%	0%	7%
Global Print	609	620	-2%	1%	-3%	0%	-3%
Eliminations/Rounding	(22)	(19)

Revenues	$6,348	$5,984	6%	1%	5%	0%	5%

Growth percentages are computed using whole dollars. As a result, percentages calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended
	June 30,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$304	$285	7%	-1%	8%
Corporates	139	128	9%	0%	8%
Tax & Accounting Professionals	81	74	12%	1%	11%

“Big 3” Segments Combined(1)	524	487	8%	0%	8%
Reuters News	44	35	26%	7%	19%
Global Print	50	56	-9%	-1%	-8%
Corporate costs	(57)	(76)	n/a	n/a	n/a

Adjusted EBITDA	$561	$502	12%	1%	11%

Adjusted EBITDA Margin(1)
Legal Professionals	43.4%	42.3%	110bp	30bp	80bp
Corporates	37.4%	37.0%	40bp	60bp	-20bp
Tax & Accounting Professionals	37.4%	36.5%	90bp	60bp	30bp
“Big 3” Segments Combined(1)	40.7%	39.9%	80bp	40bp	40bp
Reuters News	23.3%	20.2%	310bp	200bp	110bp
Global Print	35.4%	37.9%	-250bp	0bp	-250bp
Adjusted EBITDA margin	34.7%	32.7%	200bp	90bp	110bp

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Second-Quarter 2022 Results

Thomson Reuters Corporation

Reconciliation of Changes in Adjusted EBITDA(1) to Changes on a Constant Currency Basis(1)

(millions of U.S. dollars)

(unaudited)

	Six Months Ended
	June 30,		Change
	2022	2021(2)	Total	Foreign Currency	Constant Currency
Adjusted EBITDA(1)
Legal Professionals	$609	$564	8%	-1%	9%
Corporates	296	273	8%	0%	8%
Tax & Accounting Professionals	203	173	18%	1%	17%

“Big 3” Segments Combined(1)	1,108	1,010	10%	0%	10%
Reuters News	81	63	28%	7%	21%
Global Print	103	113	-9%	-1%	-8%
Corporate costs	(131)	(126)	n/a	n/a	n/a

Adjusted EBITDA	$1,161	$1,060	10%	1%	9%

Adjusted EBITDA Margin(1)
Legal Professionals	43.6%	42.1%	150bp	10bp	140bp
Corporates	37.8%	37.5%	30bp	50bp	-20bp
Tax & Accounting Professionals	43.2%	40.4%	280bp	40bp	240bp
“Big 3” Segments Combined(1)	41.8%	40.5%	130bp	20bp	110bp
Reuters News	22.2%	18.7%	350bp	170bp	180bp
Global Print	36.2%	38.9%	-270bp	0bp	-270bp
Adjusted EBITDA margin	35.3%	34.1%	120bp	50bp	70bp

Year Ended December 31, 2021(2)

Adjusted EBITDA(1)
Legal Professionals	$1,091
Corporates	496
Tax & Accounting Professionals	379

“Big 3” Segments Combined(1)	1,966
Reuters News	103
Global Print	226
Corporate costs	(325)

Adjusted EBITDA	$1,970

Adjusted EBITDA Margin(1)
Legal Professionals	40.2%
Corporates	34.4%
Tax & Accounting Professionals	41.3%
“Big 3” Segments Combined(1)	38.8%
Reuters News	14.8%
Global Print	37.1%
Adjusted EBITDA margin	31.0%

n/a: not applicable

Growth percentages and margins are computed using whole dollars. As a result, percentages and margins calculated from reported amounts may differ from those presented, and growth components may not total due to rounding.

(1)	Refer to page 23 for additional information on non-IFRS financial measures.
(2)	Revised to reflect the changes made to the company’s segment reporting in the first quarter of 2022.

Thomson Reuters Reports Second-Quarter 2022 Results

Non-IFRS Financial Measures	Definition	Why Useful to the Company and Investors
Adjusted EBITDA and the related margin

Represents earnings or losses from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax earnings or losses in equity method investments, other operating gains and losses, certain asset impairment charges and fair value adjustments.

The related margin is adjusted EBITDA expressed as a percentage of revenues.

Provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the company does not consider to be controllable activities for this purpose.

Also, represents a measure commonly reported and widely used by investors as a valuation metric, as well as to assess the company’s ability to incur and service debt.

Adjusted earnings and adjusted EPS

Net earnings or loss including dividends declared on preference shares but excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability.

The post-tax amount of each item is excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item.

Adjusted EPS is calculated from adjusted earnings using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders.

Provides a more comparable basis to analyze earnings. These measures are commonly used by shareholders to measure performance.

Effective tax rate on adjusted earnings

Adjusted tax expense divided by pre-tax adjusted earnings. Adjusted tax expense is computed as income tax (benefit) expense plus or minus the income tax impacts of all items impacting adjusted earnings (as described above), and other tax items impacting comparability.

In interim periods, we also make an adjustment to reflect income taxes based on the estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods but has no effect on full-year income taxes.

Provides a basis to analyze the effective tax rate associated with adjusted earnings.

Because the geographical mix of pre-tax profits and losses in interim periods may be different from that for the full year, our effective tax rate computed in accordance with IFRS may be more volatile by quarter. Therefore, we believe that using the expected full-year effective tax rate provides more comparability among interim periods.

Free cash flow	Net cash provided by operating activities, proceeds from disposals of property and equipment, and other investing activities, less capital expenditures, payments of lease principal and dividends paid on the company’s preference shares.	Helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and acquisitions.

Changes before the impact of foreign currency or at “constant currency”	The changes in revenues, adjusted EBITDA and the related margin, and adjusted EPS before currency (at constant currency or excluding the effects of currency) are determined by converting the current and equivalent prior period’s local currency results using the same foreign currency exchange rate.	Provides better comparability of business trends from period to period.

Changes in revenues computed on an “organic” basis	Represent changes in revenues of the company’s existing businesses at constant currency. The metric excludes the distortive impacts of acquisitions and dispositions from not owning the business in both comparable periods.	Provides further insight into the performance of the company’s existing businesses by excluding distortive impacts and serves as a better measure of the company’s ability to grow its business over the long term.

Accrued capital expenditures as a percentage of revenues

Accrued capital expenditures divided by revenues, where accrued capital expenditures include amounts that remain unpaid at the end of the reporting period.

Prior to December 31, 2021, the company used capital expenditures paid in this calculation, from its consolidated statement of cash flow, as measured under IFRS. The prior period has been revised to reflect the current methodology.

Reflects the basis on which the company manages capital expenditures for internal budgeting purposes.

“Big 3” segments	The company’s combined Legal Professionals, Corporates and Tax & Accounting Professionals segments. All measures reported for the “Big 3” segments are non-IFRS financial measures.	The “Big 3” segments comprised approximately 80% of revenues and represent the core of the company’s business information service product offerings.

Please refer to reconciliations for the most directly comparable IFRS financial measures.